Exhibit 99.1

The Donerail Group Issues Letter to Shareholders Regarding its Intent to Nominate a Full Slate of Candidates for Election to Turtle Beach Corporation’s Board of Directors

Believes Urgent and Sweeping Change is Needed Atop Turtle Beach Following Years of Abysmal Governance, Poor Capital Allocation and Weak Operational Execution

Highlights That Since Juergen Stark Became the Public Company CEO Over Eight Years Ago, Turtle Beach’s Share Price Has Declined More Than 60%

Underscores That Donerail Has Withdrawn its Acquisition Offer and Is Now Completely Committed to Facilitating a Public Market Turnaround for the Benefit of All Shareholders

March 02, 2022 09:00 AM Eastern Standard Time

LOS ANGELES--(BUSINESS WIRE)--The Donerail Group LP (together with its affiliates, “Donerail,” “we” or “us”), one of the largest shareholders of Turtle Beach Corporation (NASDAQ: HEAR) (“Turtle Beach” or the “Company”), today issued the below letter to shareholders regarding its intent to nominate a full slate of highly qualified and independent candidates for election to the Company’s Board of Directors (the “Board”) at the 2022 Annual Meeting of Shareholders (the “Annual Meeting”):

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Dear Fellow Shareholders,

Donerail is one of the largest shareholders of Turtle Beach. We believe our sizable shareholdings and future plans for Turtle Beach should signal that our interests are firmly aligned with yours. With that context in mind, we are writing to you today to convey four key points:

1.	Turtle Beach has significant potential and can create long-term value for all stakeholders, ranging from shareholders to customers to employees to gamers.
2.	Unfortunately, Turtle Beach is currently plagued by governance, financial and strategic issues that need to be addressed by a more focused, open-minded and self-aware leadership team.

3.	Although we previously made highly-competitive proposals to acquire Turtle Beach, we have withdrawn our most recent offer and are now 100% committed to turning around the Company in the public market and for the benefit of all shareholders.
4.	We intend to nominate a full slate of highly qualified and independent director candidates for election at this year’s Annual Meeting, with the goal of installing a reconstituted Board with a clear and credible operating plan for producing superior value in the public market.

Over the past year, we have tried to engage in good faith with the Board and management team to share our analysis and provide constructive recommendations. Our engagement included sending numerous letters, having several principal-to-principal discussions and facilitating frequent advisor-to-advisor interaction. We went to these great lengths because we believe there is a significant amount of upside value trapped within Turtle Beach’s languishing shares – and we want to unlock that value for all shareholders. Unfortunately, many of our logical suggestions have fallen on deaf ears.

The more we have gotten to know Turtle Beach, the more confident we have become that the value-creation opportunity at the Company is one of the most attractive we have seen in our careers:

•	There is a clear opportunity for operational improvements. There exists significant evidence that the business has been severely mismanaged, and there is a clear path to meaningfully improving operating margins in the near-term. We have recruited highly experienced and talented executives to oversee the execution of such an operational turnaround plan.
•	There is a clear opportunity to optimize what has been a value destructive and wasteful capital allocation policy. Turtle Beach’s multi-year capital allocation history has been a categorical failure at the sake of shareholder returns and warrants an immediate reassessment to stem operating losses and ensure shareholder value is maximized going forward.
•	There is a clear opportunity to improve corporate governance and replace the “pocket Board” that serves – rather than oversees – management. The Board has a history of egregious governance missteps that have destroyed shareholder value and impaired the Company’s credibility with investors.

With all that said, rarely does an investment opportunity have so many “self-help” levers that can create meaningful value for stakeholders. This is why we began engaging with the Board and management team directly in early 2021 to share our vision for value creation.

Most notably, we are focused on operating improvements that the Company can make that would meaningfully increase its profitability, enhance its cash flow generation and further cement itself as a formidable player in the gaming peripherals space. We engaged many experienced consultants and industry experts to help us formulate an operating plan to improve the business, and we detailed some of this early work to the Board and management team.

Initially, we were enthusiastic about our engagement with Turtle Beach’s leadership, which we came to believe was only due to management's clear recognition that the Company’s shares had performed poorly since Juergen Stark, the current Chief Executive Officer (“CEO”), assumed the public company CEO role in January 2014. Since that time, Turtle Beach’s shares are down over 60% while the Russell 2000 Index is up over 90%, the S&P 500 Index is up over 170% and the Company’s own proxy peer group is up over an average of 190%1. Meanwhile, over that time period and without good reason as to why, the Board approved incredibly large compensation packages for senior management and the sitting directors.

After a meaningful amount of engagement in early 2021, we were indeed flattered when the Company offered a pathway for one of Donerail’s representatives to potentially join the Board. While we declined the offer, we were appreciative that the Company saw merit in someone from Donerail joining the Board.

Rather, we wanted to focus our attention on acquiring the Company, and we worked with a leading global investment bank to help facilitate our efforts. We presented the Board with an offer to acquire Turtle Beach for $36.50 per share in cash, subject to confirmatory due diligence.

The Board rejected our $36.50 per share offer outright, stating that while the offer was “credible” and “fundable,” it “did not view Donerail’s proposed acquisition price to be sufficient”2. We found the Board’s perception of value flawed, and its decision to thwart an acquisition destroyed a material amount of shareholder value.

After our original offer, we attempted to continue engaging with the Board and on December 20, 2021, we sent another acquisition offer (the “Revised Offer”) at a proposed price of $32.86 per share in cash. To date, the Board has unfortunately refused to engage with us in a constructive manner. In fact, on five separate occasions since the submission of our Revised Offer, we requested that the Board sign a standard non-disclosure agreement and allow us access to complete confirmatory due diligence. However, on each occasion, the Board refused our request.

We believe such intransigence simply highlights the entrenched nature of the current Board and management team. Between this apparent entrenchment, additional highly concerning governance missteps and leadership’s history of presiding over dismal operational performance, we contend it is time for urgent and sweeping change atop Turtle Beach.

To facilitate this change for the benefit of all shareholders and initiate a public market turnaround of Turtle Beach, we have withdrawn our acquisition offer and are completely focused on one path forward: overhauling the Board and implementing a superior operating strategy that can revitalize the corporate culture and produce long-term, sustainable value.

In the coming weeks and months, we will be releasing our detailed analysis of the governance, financial, operational and strategic missteps at Turtle Beach. We will also introduce our highly qualified, diverse and uniquely-experienced slate of nominees, as well as a detailed strategic plan to create lasting value in the public market.

We look forward to engaging with all shareholders in the coming weeks and months. Please feel free to reach out to us directly with any questions, comments or ideas that you may have to enhance shareholder value.

Best Regards,

William Z. Wyatt
Managing Partner
The Donerail Group LP

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About Donerail

The Donerail Group LP is a Los Angeles-based investment adviser that employs a value-oriented investment lens focusing on special situations and event driven investments.

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1 Per Bloomberg. Proxy peer group includes 2020 Peer Group companies listed in Company’s 2021 proxy statement that were public when Parametric Sound completed its merger with Turtle Beach.

2 Company press release dated August 23, 2021.

Contacts

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@longacresquare.com / aareopagita@longacresquare.com